

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2022

Mike Logozzo
Chief Financial Officer
ReAlpha Asset Management, Inc.
6515 Longshore Loop, Suite 100
Dublin, OH 43017

> **Re: ReAlpha Asset Management, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 2**
> **Filed July 5, 2022**
> **File No. 024-11523**

Dear Mr. Logozzo:

　　We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to comments in our letter dated June 21, 2022.

　　Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No 2. to Offering Statement on Form 1-A

State Law Exemption and Purchase Restrictions, page iii

1.　　We note your disclosure that your common stock is not available for purchase by residents of Massachusetts, Maryland, Vermont, and West Virginia. With a view toward disclosure, please tell us why the offering is not being made in those states.

Risk Factors
"We May Be Required... ", page 9

2.　　We note your response to comment 1. Please revise your risk factor and disclosure under the "Legal Proceedings" section to specifically identify the acts and/or practices that the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts found violated the Massachusetts Uniform Securities Act. Further, please affirmatively

Mike Logozzo
ReAlpha Asset Management, Inc.
July 11, 2022
Page 2

state whether you paid the $375,000 administrative fine to the Commonwealth of Massachusetts.  If material, state the amount of late fees paid to the states of Mississippi, Missouri and Utah.

3.      We note your statement that "[a]s of the date of this filing, we sold approximately $4.468 million from sources other than our parent company."  Please clarify this statement.

Legal Proceedings
Ohio Subpoena, page 42

4.      Please disclose the stated basis for the subpoena and the requested deposition from the Ohio Division of Securities.

We will consider qualifying your offering statement at your request.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Austin Wood at 202-551-5586 or Brigitte Lippmann at 202-551-3713 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:      Molly Brown, Esq.